Exhibit 99.1

China Xiangtai Food Co., Ltd. Releases 2020 New Year Chairman Letter

CHONGQING, China, January 7, 2020/PRNewswire/ -- China Xiangtai Food Co. Ltd. (NASDAQ: PLIN) (the “Company” or the “PLIN”), an emerging growth company primarily engaged in pork processing in China, today released a letter to shareholders from the chairman of the Company's board of directors.

Dear Shareholders,

2019 was an exceptional year for China Xiangtai Food Co. Ltd. since we have built many key milestones in the Company’s history of development. We felt truly honored and blessed for earning the long-term trust and support from our shareholders that make it possible for us to continually overcome difficulties and achieve today’s outstanding results.

Our business growth was stable for the fiscal year ended June 30, 2019, even under the widely spread African swine fever in China and an increasingly uncertain global business environment with a significant RMB devaluation. We had once again reached our financial expectations while generating $102.55 million in revenue and $4.36 million in net income, which had demonstrated our ongoing focus in optimizing our business strategies. Our supermarket and grocery stores sales continued to show rapid growth, achieving an increase of 95.2% with the newly acquired grocery stores sales. We believed that the overall business environment had been optimistic due to the continuous economic growth as well as surges in pork prices this year. In addition, the Company's total assets reached $51.35 million which representing a 52.2% year-on-year increase.

The endogenous development and the synergistic value brought by investment in the Company’s industries will ensure the Company’s stable and healthy growth over different periods. Although the economic environment of the global market in 2019 had been turbulent and challenging, the Company always unswervingly adhered to its own operating and investment strategies. We will keep solidifying our industry position by gaining additional market share, upholding our commitment to food safety and product quality, expanding our sales and distribution network, as well as enriching our product portfolio.

Looking forward, as an established Chinese enterprise mainly engaged in food processing, we will extend our advantages in pork processing from local market to national market with current business success. For example, we will continue to upgrade meat processing equipment, improve product quality, extend our reach into in the southwestern region in China, and further seek cooperation in the U.S. market. We will also take the consumers’ demands as the foundation to achieve long-term business growth of the Company and bring long-term value to our investors.

On behalf of China Xiangtai Food Co. Ltd., I would like to express my sincere gratitude to the shareholders for your continuous support, and to the board members, management team and staff for your commitment and effort in the past year. In 2020, we will focus on improving product quality, building brand awareness and satisfying customer needs. We feel fully confident about the future of the Company.

Zeshu Dai

Chairman and Chief Executive Officer

China Xiangtai Food Co. Ltd.

About China Xiangtai Food Co., Ltd.

Headquartered in Chongqing, China, China Xiangtai Food Co., Ltd, is a food company primarily engaged in pork processing. The Company's operations span key sections of the pork processing value chain, including slaughtering, packing, distribution, and wholesale of a variety of fresh pork meat and parts. The Company offers fresh and processed products, including a variety of pork, beef, lamb, chicken, duck, and rabbit products. Through its core values, the Company is committed to maintaining the highest standards of food safety, product quality, and sustainability to provide high-quality, nutritious, and tasty food in a responsible manner through its portfolio of trusted brands. For more information, please visit http://ir.plinfood.com/.

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.

For more information, please contact:

Company Contact

Mr. Xiaohui Wu, President

China Xiangtai Food Co., Ltd.

Phone: +86-1860-117-0697

Email: ir@cqplinfood.com

Investor Relations Contact

Ms. Tina Xiao, President

Ascent Investor Relations LLC

Phone: +1-917-609-0333

Email: tina.xiao@ascent-ir.com